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EXHIBIT 99.1

www.allianceatlantis.com	TSX	:	AAC.A, AAC.B
	NASDAQ	:	AACB

For Immediate Release (AAC03-047)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Kym Robertson Vice President Corporate & Public Affairs Tel: (416) 934-6941 E-mail: kym.robertson@allianceatlantis.com

ALLIANCE ATLANTIS ANNOUNCES FILING OF
FINAL PROSPECTUS FOR
MOVIE DISTRIBUTION INCOME FUND IPO

        TORONTO, CANADA — October 3, 2003 — Alliance Atlantis Communications Inc. (the "Company") announced today that it has entered into a definitive underwriting agreement for the initial public offering of units of Movie Distribution Income Fund (the "Fund").

        As reported in the Company's October 1 press release, 15,561,437 units of Movie Distribution Income Fund have been priced at $10 per unit with a cash-on-cash yield of 11.5% annually paid through monthly distributions. The Fund will also grant to the underwriters of the offering an over-allotment option to acquire an additional 2,334,216 units. The Fund will apply the proceeds of the offering to acquire an approximate 43% interest in the Partnership (49% if the underwriters' over-allotment option is exercised in full).

        The closing of the offering is subject to customary conditions and is expected to occur on or about October 15, 2003. On closing, the Company will receive gross proceeds of approximately $225 million from the sale of the 43% interest in its motion picture distribution business, through a combination of proceeds from the Fund's offering of units and funds borrowed by the Partnership. If the underwriters' over-allotment option is exercised in full, the Company will receive a total of approximately $250 million from the sale of a 49% interest in the business. The Company will use these funds, after the underwriters' commissions and expenses of the offering, to reduce indebtedness in accordance with its stated policy in this regard.

        The Fund units offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act.

Alliance Atlantis Communications Inc.

        Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

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EXHIBIT 99.1